SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02,558,115/0001-21
NIRE 33,300,276,963

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON OCTOBER 17, 2007

DATE, HOUR AND PLACE: On October 17, 2007, at 12:00 pm, at the head office of TIM Participações S.A. (“Company”), at Avenida das Américas, 3434, bloco 1, 7º andar –parte, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco, Mario Cesar Pereira de Araujo, Francesco Saverio Locati, Mario Girasole (Stefano Ciurli’s alternate), Maílson Ferreira de Nóbrega, Josino de Almeida Fonseca e Sheila Periard Henrique Silva (Isaac Selim Sutton’s alternate), representing all the members of the Company’s Board of Directors. In accordance with the prerogative set forth in article 29, paragraph 2 of the Bylaws, Messrs. Giorgio della Seta Ferrari Corbelli Greco, Maílson Ferreira da Nóbrega, Josino de Almeida Fonseca and Sheila Periard Henrique Silva attended the meeting by audio conference. The Statutory Audit Committee members, Messrs. Miguel Roberto Gherrize and Vicente de Paulo Barros Pegoraro, also attended the meeting as set forth in article 163, paragraph 3 of Law 6,404/76. Mrs. Katia Nozela (Financial Department) and Lara Ribeiro Piau Marques (Legal Officer and Secretary of the Board of Directors) also attended the meeting.

CHAIR: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mrs. Lara Ribeiro Piau Marques – Secretary.

AGENDA: (1) review, discuss and approve the Company’s capital increase proposal, with the issuance of new shares, upon the capitalization of a portion of the Special Goodwill Reserve corresponding to the amount of the fiscal benefit accrued by the Company’s subsidiaries during the fiscal year of 2006, in the amount of thirty seven million, eight hundred and fifteen thousand, three hundred seventy four reais and ninety four cents (R$37,815,374.94); (2) approve the Extraordinary Shareholders Meeting call notice to deliberate on the matter included in the item (1) above; and (3) other relevant matters.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda, the Board Members resolved to: (1) approve, by unanimous vote and without any restriction, the Company’s capital increase proposal, with the issuance of new shares, upon the capitalization of a portion of the Special Goodwill Reserve corresponding to the amount of the fiscal benefit accrued by the Company’s subsidiaries during the fiscal year of 2006, such benefit resulting from the amortization of the goodwill accounted by the subsidiaries in year 2000. In accordance with the CVM Ruling 319/99 and the Spin-off and Merger Agreements which address the matter, the portion of the Special Goodwill Reserve corresponding to the fiscal benefit shall be capitalized in the subsidiaries, being twelve million, six hundred and thirty four thousand, seven hundred and forty six reais and fifty four cents (R$12,634,746.54) related to TIM Celular S.A., in connection with the first semester of 2006, and, twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty cents (R$25,180,628.40) related to TIM Nordeste S.A, in connection with the fiscal year of 2006, followed by the capitalization in the Company, in the total amount of thirty seven million, eight hundred and fifteen thousand, three hundred seventy four reais and ninety four cents (R$37,815,374.94), on behalf of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), the beneficiary and owner of the mentioned credits (“Credits”). The terms of the proposal for capital increase are set forth below, and such proposal shall be submitted to the approval of the Company’s Extraordinary Shareholders Meeting, to be called upon as set forth in item (2) below: (i) Amount of the Capital Increase: thirty seven million, eight hundred and fifteen thousand, three hundred seventy four reais and ninety four cents (R$37,815,374.94); (ii) Issuance Price: the issuance price shall be determined at the day immediately before the Extraordinary Shareholders Meeting which shall resolve on the matter, based on the average of the Company’s quotation at the São Paulo Stock Exchange (Bovespa) during the 10 trading days prior to the mentioned Extraordinary Meeting date (that is, based on the average of the quotations registered at the 10 trading days prior to November 5, 2007). There shall be an issuance price for the common shares and other issuance price for the preferred shares, and both prices shall be calculated in accordance with the criterion above. The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company’s shareholders; (iii) Justification for the Issuance Price: the determination of the issuance price was based in the provisions of item III, paragraph 1 of Article 170 of Law 6,404/76. The shares issued by the Company – both common and preferred – are included in the Ibovespa and the determination of the issuance price as set forth in item (ii) above is made to avoid any disruption between the mentioned issuance price and the Company’s shares quotation at the stock exchange; (iv) Number and Type of Shares to be Issued: the number of common and preferred shares to be issued by the Company, all book entry and without par value, shall be defined at the day immediately prior to the Extraordinary Shareholders Meeting which shall resolve on the capitalization, after the determination of the respective issuance prices. The current ratio of common and preferred shares in the Company’s capital stock shall be kept (34.06% of common shares and 65.94% of preferred shares); (v) Preemptive Right: the Company’s shareholders shall be entitled to the preemptive right, as set forth in paragraph 2 of Article 171 of Law 6,404/76. TIM Brasil shall subscribe and pay, in cash, the total capital increase, upon the use of the Credits, and therefore there shall be no shares left unsubscribed. In the event any shareholder decides to exercise its preemptive right, the amount paid by such shareholders shall be transferred to TIM Brasil, in accordance with each shareholder ratio in relation to the capital increase proposed herein. The preemptive right shall be exercised within 30 (thirty) consecutive days, as from the publication of the Minutes of the Extraordinary Shareholders Meeting which shall resolve on the proposal for capital increase; (vi) Dividends: the newly issued shares will be entitled to full dividend right and other profits relating to the fiscal year 2007, but shall not be entitled to the dividend right and/or other profits relating to the fiscal year of 2006, which have been resolved on the Annual Shareholders Meeting held on April 12, 2007. Considering the approval of the capitalization proposals included in the item above by the shareholders, the Company’s capital shall be increased from seven billion, five hundred and twelve million, seven hundred and nine thousand, nine hundred reais and sixteen cents (R$7,512, 709,900.16) to seven billion, five hundred and fifty million, five hundred and twenty five thousand, two hundred and seventy five reais and ten cents

(R$7,550,525,275.10) . In this regard, it shall be registered that the Extraordinary Shareholders Meeting, to be called upon as set forth in item (2) below, shall also analyze the proposal for amendment to the wording of Article 5 of the Bylaws, which addresses the Company’s capital stock. Furthermore, it was also authorized the performance of the acts necessary for the capitalization of the Special Goodwill Reserve in the context of the Company’s subsidiaries (TIM Celular S.A. and TIM Nordeste S.A.), including the participation in the respective Extraordinary Shareholders Meetings of the subsidiaries. The reserve capitalization in the subsidiaries’ context shall be carried out on the Company’s sole benefit, without the issuance of new shares. The amount of the capital increase in the subsidiaries TIM Celular S.A. and TIM Nordeste S.A. shall be twelve million, six hundred and thirty four thousand, seven hundred and forty six reais and fifty four cents (R$12,634,746.54) and twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty cents (R$25,180,628.40), respectively; (2) approve, by unanimous vote and without any restriction, the call of the Company’s Extraordinary Shareholders Meeting, to be held at first convening on November 5, 2007, at 11:00 am, to resolve on the matter included in item (1) above; (3) no other subject was resolved by the Board Members.

CLOSING: With no further matters to discuss, the meeting was closed and these minutes drafted, as summary, and read, approved and signed by the attending Board Members.

Rio de Janeiro (RJ), October 17, 2007.

Giorgio della Seta Ferrari Corbelli Greco	Lara Ribeiro Piau Marques
Chairman	Secretary

Mario Cesar Pereira de Araujo	Francesco Saverio Locati
Board Member	Board Member

Marco Girasole	Maílson da Nóbrega
Alternate Board Member	Board Member

Josino de Almeida Fonseca	Sheila Periard Henrique Silva
Board Member	Alternate Board Member

Miguel Roberto Gherrize	Vicente de Paulo Barros Pegoraro
Statutory Audit Committee Member	Statutory Audit Committee Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 18, 2007	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.